082-34926

RECEIVED

2008 JUN 16 A 7:47

OFFICE OF INTERNATIONAL

[redacted]

09046349

SUPPL

REG-Antisoma plc: Total Voting Rights

Released: 02/03/2009

Total Voting Rights
02 March 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 614,115,468 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury. Therefore, the total number of voting rights in Antisoma is 614,115,468.
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.

Enquiries:
Chris Elston, Communications Manager
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
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dw 6/16

REG-Antisoma plc: Phase III development of ASA404 in lung cancer extended to Japan

Released: 25/03/2009

Phase III development of ASA404 in lung cancer extended to Japan
London, UK, and Cambridge, MA, 25 March 2009 - Antisoma plc (LSE:ASM; USOTC:ATSMY) announces that ATTRACT-1, the Novartis phase III trial evaluating ASA404 as a first-line treatment for non-small cell lung cancer, is now enrolling patients in Japan. ATTRACT-1 has been enrolling patients in a variety of other countries since it began in April 2008. Extension of the trial to Japan follows the successful completion of a phase I study evaluating the safety of ASA404 in Japanese lung cancer patients.

Glyn Edwards, Antisoma's CEO, said "We're pleased that Japanese lung cancer patients can now participate in this key phase III trial of ASA404. This is an important step towards a potential application to market the drug in Japan."

Enquiries:

Daniel Elger, VP, Marketing & Communications Antisoma plc	+44 (0)7909 915 068
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich Buchanan Communications	+44 (0)20 7466 5000
Brian Korb The Trout Group	+1 646 378 2923

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About NSCLC

Lung cancer is the number one cause of cancer death for both men and women worldwide, with 1.2 million new cases per year and 921,000 deaths. Around 85-90% of all lung cancer cases are NSCLC. In Japan, there are approximately 66,000 new cases and 56,000 deaths per year from lung cancer.

About ASA404

ASA404 (DMXAA) is a small-molecule Tumour-Vascular Disrupting Agent (Tumour-VDA) which selectively disrupts tumour blood vessels, generating tumour death (necrosis) due to the resulting lack of blood flow in the tumour. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. In a randomised phase II study in non-small cell lung cancer (NSCLC), addition of ASA404 to standard first-line chemotherapy was associated with a five month improvement in median survival. Worldwide rights to ASA404 were licensed to Novartis AG in April 2007. In addition to the ATTRACT-1 phase III trial testing ASA404 as a first-line treatment for NSCLC, Novartis is conducting a phase III trial of ASA404 as a second-line treatment for NSCLC and plans to evaluate the drug in patients with metastatic breast cancer.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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Close window

REG-Antisoma plc: Antisoma plc reports half-year results for the six months to 31 December 2008

Released: 16/02/2009

Antisoma plc reports half-year results for the six months to 31 December 2008

London, UK, and Cambridge, MA: 16 February 2009 Antisoma plc (LSE: ASM; USOTC: ATSMY) announces its interim financial information for the period ended 31 December 2008.

Highlights

* First product approval from FDA
  * Oral fludarabine approved for chronic lymphocytic leukaemia
* Pivotal phase III programmes advanced
  * Phase III trial of ASA404 in first-line lung cancer ongoing
  * Phase III trial of ASA404 in second-line lung cancer initiated
  * Phase III trial of AS1413 in leukaemia expanded
* Strong partnership with Novartis on ASA404
  * Lung cancer programme extended to second-line setting
  * Clinical development to expand into breast cancer
* Supportive phase II data on key programmes
  * Long-term follow-up data from ASA404 and AS1413 trials
  * Positive interim data on AS1411 in acute myeloid leukaemia
* New phase II trials initiated
  * AS1411 in renal cancer, AS1402 in breast cancer

Financial highlights

* Six month revenues of GBP 5.5 million (H1 2007: GBP 16.5 million)
* Loss after tax of GBP 5.0 million (H1 2007: profit after tax of GBP 6.2 million)
* Cash resources at 31 December 2008 of GBP 52.7 million (31 December 2007: GBP 50.4 million)

Glyn Edwards, CEO of Antisoma, said: "We have made substantial progress during this period, with our first product approval from the FDA and gathering momentum on our two key phase III development programmes, as well as very interesting initial findings from our phase II trial of AS1411 in leukaemia. We look forward to further developments in the first half of this year, notably a commercialisation deal for our approved product oral fludarabine and the final data from the AS1411 trial."

Eric Dodd, Antisoma's CFO, added: "Our financial results show that we are well placed to continue investment in our drug pipeline, with current cash resources sufficient to take our key programmes through mid-2010. With the divestment or partnering of oral fludarabine, we expect to extend this to mid-2011."

A webcast and conference call will be held today at 9.30 am GMT. The webcast can be accessed via Antisoma's website at www.antisoma.com and the call by dialling +44 (0)20 8609 1435 (UK toll-free 0808 109 1498; US toll-free 1866 793 4279) and using the participant PIN code [965983#]. A recording of the webcast will also be available afterwards on Antisoma's website.

Enquiries:

Glyn Edwards
Chief Executive Officer
Eric Dodd
Chief Financial Officer
Daniel Elger
VP, Marketing and Communications,
Antisoma plc
+44 (0)7909 915 068
Mark Court, Lisa Baderoon, Rebecca Skye Dietrich
Buchanan Communications
+44 (0)20 7466 5000
Brian Korb
The Trout Group
+1 212 477 9007

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Group's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current

expectations, but actual results may differ materially.

Chairman's report

Overview

During the past six months we have received our first product approval from the US Food and Drug Administration (FDA), seen significant advances in our two phase III programmes and reported new supportive data from several phase II trials. With cash resources of around GBP 53 million available as of 31 December 2008, we are well placed to realise the potential of our pipeline.

Antisoma's first product approval - oral fludarabine

Antisoma owns the US rights to oral fludarabine, the tablet formulation of a drug widely used to treat chronic lymphocytic leukaemia (CLL). In December the FDA approved oral fludarabine for marketing in the US, providing Antisoma with its first product approval.

We see oral fludarabine as an attractive sales opportunity because it avoids the need for intravenous infusions, which until now have been the only way in which US patients could receive fludarabine. In European countries where oral fludarabine has been introduced, it has captured a significant fraction of the total fludarabine market.

We have decided that the best way to realise the value of oral fludarabine is through a commercialisation deal with a partner that has established marketing infrastructure in the US. FDA approval of the drug has put us in a very good negotiating position. We have been in talks with a number of companies, and expect to conclude a divestment or partnering deal by the end of June.

A deal on oral fludarabine could extend our cash resources significantly. We expect that this will enable the Company to be funded through to mid-2011, comfortably beyond the expected timing of key phase III data on ASA404 and AS1413.

Two phase III drugs now in three pivotal studies

ASA404 programme advances, widens

Our Tumour-Vascular Disrupting Agent, ASA404, is making good progress in the capable hands of our partner, Novartis. A 1200-patient phase III trial (ATTRACT-1) is testing the drug as a first-line treatment for non-small cell lung cancer. This is the setting in which we observed a five-month improvement in median survival in a randomised phase II trial. Should the phase III trial produce positive data, we expect applications for marketing licences to be submitted in 2011.

Novartis has now also started a second, 900-patient phase III trial (ATTRACT-2), testing ASA404 in patients who have already received one round of treatment for non-small cell lung cancer. This trial is designed to support applications to market ASA404 as a second-line treatment. We are very pleased that Novartis has decided to evaluate ASA404 in both the first-line and second-line settings, as this will ensure that a broad spectrum of lung cancer patients could be eligible for treatment with the drug.

During the period, the results of the key phase II trial supporting phase III development in lung cancer were published in the British Journal of Cancer. We also announced further encouraging findings from a phase II trial in prostate cancer.

In February, we announced that Novartis had decided on priorities for the further development of ASA404. After lung cancer, the next priority will be HER2-negative metastatic breast cancer. The decision to expand the development programme to include breast as well as lung cancer underlines the broad potential of ASA404.

In addition to the USD 100 million that we have already received from Novartis, we can earn substantial further milestone payments based on progress of ASA404 in development and achievement of sales targets. We will also earn royalties on all sales of the drug worldwide, and have a strategically important option to co-commercialise ASA404 in the US.

AS1413 pivotal study expanded

AS1413 is being tested in a pivotal phase III trial (ACCEDE) under a Special Protocol Assessment (SPA) agreed with the US Food and Drug Administration (FDA). The trial is being conducted in patients with secondary acute myeloid leukaemia (secondary AML). This form of leukaemia follows previous bone marrow disease or treatment for other cancers, and has a poor prognosis and poor responsiveness to currently available treatments.

During the period, we agreed with the FDA an enlargement of the phase III trial, such that it will now enrol around 450 patients. Numbers of hospitals included in the study and its geographical reach are also being increased. The study is expected to report data in late 2010 or early 2011.

At the American Society for Haematology (ASH) meeting in December, we reported positive long-term follow-up data from a phase II trial of secondary AML patients treated with AS1413 plus cytarabine. Some 40% of patients who achieved complete remissions were still in remission

18 months after treatment. The ACCEDE trial is evaluating the same regimen of AS1413 plus cytarabine, comparing it with standard treatment of daunroubicin plus cytarabine.

We retain all rights to AS1413, and intend to take it to market ourselves in the US while seeking partnerships for other territories. If ASA404 is successful, we will have sales infrastructure provided by Novartis that could be used to sell AS1413 in the US.

Promise in pipeline

AS1411 phase II data cascade begins

A second presentation at the ASH meeting covered positive interim findings from a 60-patient randomised phase II trial of our aptamer drug AS1411. This was conducted in patients with relapsed and refractory AML, another group of AML patients with a poor prognosis and few treatment options. The study has two stages, evaluating two different doses of AS1411 in combination with standard chemotherapy and comparing each of these regimes with chemotherapy alone. Initial data showed that adding the lower dose of AS1411 to chemotherapy produced some complete responses, whereas there were no such responses with chemotherapy alone.

We now await data from the second part of the phase II study, which compares patients receiving a higher dose of AS1411 plus chemotherapy with additional control patients on chemotherapy alone. Final data are expected during the first half of 2009. If these are positive, the drug could progress into phase III trials.

AS1411 has also entered a 30-patient single-arm phase II trial in kidney cancer (renal cell carcinoma). This trial tests AS1411 as a monotherapy treatment in patients who have progressed after initial therapy for their cancer. The first findings are expected in the second half of 2009.

AS1402 enters phase II

Our antibody drug AS1402 has entered a 110-patient phase II trial in women receiving first-line treatment for advanced breast cancer. Patients are being randomised to receive either AS1402 plus the hormone therapy letrozole or letrozole alone. Results are expected during 2010.

Operation preparing for commercialisation

In line with our plan to become a company that markets as well as developing cancer drugs, we have made two appointments of individuals with significant commercial experience. Eric Dodd joined in November as Chief Financial Officer, following a career in technology businesses, and Michael Lewis, a senior commercial executive at the medical device company Gambro, has joined our Board as a Non-Executive Director. The Board wishes to thank Raymond Spencer, former Chief Financial Officer who left Antisoma in December 2008, for his contribution to the development of the Company.

Financial review

Overview

We have a solid financial position that reflects the careful use of the substantial cash resources we have built up, notably from milestone payments made by Novartis, our development and commercialisation partner for ASA404. Novartis is funding all development work on ASA404 while we are investing in our other pipeline products, particularly AS1413, which is in a pivotal phase III trial, and AS1411 and AS1402, which are both in phase II development.

Results of operations

Revenues in the period were GBP 5.5 million, of which GBP 5.4 million represents recognition of the final parts of two payments from Novartis for ASA404: the upfront payment of USD 75 million and a milestone payment of USD 25 million paid on the start of the first phase III trial in lung cancer. Recognition of these revenues was completed in July 2008. The remaining GBP 0.1 million represents reimbursement by Novartis of costs incurred on ASA404.

Total operating expenses for the six months ended 31 December 2008 were GBP 20.0 million (2007: GBP 13.9 million). The increase in expenses reflects the expansion of the business through the acquisition of Xanthus Pharmaceuticals, Inc. in June 2008 and the resulting increase in expenditure associated with a broader and more mature drug pipeline.

During the period we have made exchange gains of GBP 6.7 million on translation of our US dollar and Euro balances into sterling. We also made a gain of GBP 1.1 million on our working capital. We recognised a further GBP 13.7 million exchange gain on our dollar-denominated intangible assets.

Our loss of GBP 5.0 million reflects the difference between our revenues, finance income and tax credit and our operating expenses, as we continue to invest in our cancer drug pipeline.

Liquidity and capital resources

Cash, cash equivalents and short-term deposits amounted to GBP 52.7

million as at 31 December 2008 (30 June 2008: GBP 66.9 million; 31 December 2007: GBP 50.4 million). Net cash used in operating activities for the six months ended 31 December 2008 was GBP 19.2 million (six months ended 31 December 2007: GBP 10.7 million).

In managing our cash resources, we have taken account of the changing environment with respect to deposit risks, and have maintained a conservative treasury policy with short deposit terms and diversified counterparty risk.

Taxation

We have recognised a credit of GBP 1.5 million in respect of an R&D tax credit receivable for the first six months of the financial year.

(Loss)/profit per share

The basic loss per share for the half-year ended 31 December 2008 was (0.8)p. The profit per share for the half-year ended 31 December 2007 was 1.4p.

Outlook

After a very productive 2008, we look forward to further important developments during 2009. During the first half of the year, we expect to conclude a divestment or partnering deal for oral fludarabine, further enhancing our already significant cash resources. We also expect the final data from our phase II study of AS1411 in leukaemia, an important milestone that could lead to progress of this drug into phase III testing. Looking further ahead, we have two ongoing phase III programmes that provide us with a clear opportunity to transition into a company that not only develops novel cancer drugs but also participates in their commercialisation.

Barry Price
Chairman
13 February 2009

Interim Report for the six months ended 31 December 2008

Consolidated Income Statement
for the six months ended 31 December 2008

	Notes	6 months ended 31 December 2008 unaudited £'000	6 months ended 31 December 2007* unaudited £'000	Year ended 30 June 2008* audited £'000
Revenue		5,514	16,526	39,527
Research and development expenditure		(16,775)	(10,444)	(22,249)
Administrative expenses		(3,208)	(3,464)	(6,480)
Total operating expenses		(19,983)	(13,908)	(28,729)
Operating (loss)/profit		(14,469)	2,618	10,798
Finance income	3	8,011	1,502	2,578
(Loss)/profit before taxation		(6,458)	4,120	13,376
Taxation		1,493	2,050	(1,047)
(Loss)/profit for the period	6	(4,965)	6,170	12,329
(Loss)/profit per ordinary share				
Basic	4	(0.8)p	1.4p	2.7p
Diluted	4	(0.8)p	1.3p	2.6p

Consolidated statement of recognised income and expense
for the six months ended 31 December 2008

	6 months ended 31 December 2008 unaudited £'000	6 months ended 31 December 2007 unaudited £'000	Year ended 30 June 2008 audited £'000
(Loss)/profit for the period	(4,965)	6,170	12,329
Exchange translation difference on consolidation	12,484	71	(235)
Total recognised gain for the period	7,519	6,241	12,094

* Certain costs have been reclassified between Research and Development and Administrative Expenses as disclosed in note 5.

Consolidated Balance Sheet
as at 31 December 2008

	Notes	As at 31 December 2008 unaudited £'000	As at 31 December 2007* unaudited £'000	As at 30 June 2008* audited £'000 A
ASSETS				
Non-current assets				
Goodwill		7,642	5,548	5,559
Intangible assets		62,653	19,136	47,149
Property, plant and equipment		2,282	531	2,358
Deferred tax asset		-	3,158	-

		72,577	28,373	55,066
Current assets				
Trade and other receivables		1,904	1,751	2,113
Current tax receivable		1,493	-	-
Short-term deposits		10,000	25,524	10,000
Cash and cash equivalents		42,700	24,854	56,861
		56,097	52,129	68,974
LIABILITIES				
Current liabilities				
Trade and other payables		(9,740)	(5,484)	(9,866)
Current tax payable		(297)	(358)	(297)
Deferred income		-	(15,823)	(5,401)
Provisions		(477)	(150)	(629)
Net current assets		45,583	30,314	52,781
Total assets less current liabilities		118,160	58,687	107,847
Non-current liabilities				
Deferred tax liabilities		(7,642)	(5,548)	(5,559)
Provisions		(145)	(77)	(81)
		(7,787)	(5,625)	(5,640)
Net assets		110,373	53,062	102,207
Shareholders' equity				
Share capital	6	10,468	8,797	10,467
Share premium	6	119,649	100,483	119,629
Shares to be issued	6	2,273	-	2,273
Other reserves	6	50,480	18,642	37,996
Profit and loss account	6	(72,497)	(74,860)	(68,158)
Total shareholders' equity		110,373	53,062	102,207

* Cash and cash equivalents and short-term deposits have been reclassified as disclosed in note 5.

Consolidated Cash flow statement
for the six months ended 31 December 2008

	6 months ended 31 December 2008 unaudited £'000	6 months ended 31 December 2007* Unaudited £'000	Year ended 30 June 2008* audited £'000
Cash flows from operating activities			
(Loss)/profit for the period/year	(4,965)	6,170	12,329
Add back:			
Foreign exchange (gain)/loss	(1,076)	136	-
Finance income	(8,011)	(1,502)	(2,578)
Tax (credit)/charge	(1,493)	(2,050)	1,047
Depreciation of property plant and equipment	318	162	213
Share-based payments	626	508	1,051
Operating cash flows before movement in working capital	(14,601)	3,424	12,062
Decrease in debtors	1,237	1,239	961
Decrease in creditors	(6,963)	(18,372)	(28,506)
Cash generated used in operations	(20,327)	(13,709)	(15,483)
Interest received	1,136	972	2,753
Research and development tax credit received	-	2,011	2,011
Net cash used in operating activities	(19,191)	(10,726)	(10,719)
Cash flows from investing activities			
Purchase of property, plant and equipment	(200)	(208)	(1,969)
Purchase of intangible assets	(1,779)	-	(1,605)
Purchase of short-term deposits	-	(20,524)	(5,000)
Net cash outflow in respect of acquisitions	-	-	(237)
Net cash used in investing activities	(1,979)	(20,732)	(8,811)
Cash flows from financing activities			
Proceeds from issue of ordinary share capital	21	34	20,966
Expenses paid in connection with issue of ordinary share capital	-	-	(980)
Net cash generated from financing			

activities	21	34	19,986
Net decrease in cash and cash equivalents	(21,149)	(31,424)	456
Exchange gains/(losses) on cash and bank overdrafts	6,988	(136)	(9)
Cash and cash equivalents at beginning of year	56,861	56,414	56,414
Cash and cash equivalents at end of year	42,700	24,854	56,861

* Cash and cash equivalents and short-term deposits have been reclassified as disclosed in note 5.

Notes to the interim accounts

1. Basis of Preparation and Accounting Policies

The interim financial statements do not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 30 June 2008 were approved by the Board of Directors on 26 September 2008 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under Section 498 of the Companies Act 2006. This condensed consolidated interim financial information has been reviewed not audited.

This condensed consolidated half-yearly financial information for the six months ended 31 December 2008 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 - 'Interim Financial Reporting' as adopted by the European Union. This half-yearly condensed consolidated financial report should be read in conjunction with the annual financial statements for the year ended 30 June 2008, which have been prepared in accordance with IFRSs as adopted by the European Union.

Except as described below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 30 June 2008, as described in those financial statements.

Taxes on income in interim periods are accrued using the tax rate that would be applicable to total expected annual earnings.

There are no new Standards likely to effect the financial statements for the year ending 30 June 2009.

2. Segmental information

Primary reporting segment - business segment

The Directors are of the opinion that under IAS 14 - 'Segmental information' the Group has only one business segment, being drug development.

Secondary reporting segment - geographical segment

The Group's geographical segments are determined by location of operations.

All revenue is derived from customers whose operations are located in Europe.

The following table shows the carrying value of segment assets by location of assets:

	6 months ended 31 Dec 2008 £'000	6 months ended 31 Dec 2007 £'000	Year ended 30 June 2008 £'000
Total assets/(liabilities)			
UK	112,457	53,460	80,430
US	(2,084)	(398)	21,777
Total	110,373	53,062	102,207

Total assets are allocated based on where the assets are located.

The following table shows the costs in the period to acquire property, plant, equipment and intangibles by location of assets:

	6 months ended 31 Dec 2008 £'000	6 months ended 31 Dec 2007 £'000	Year ended 30 June 2008 £'000
Capital expenditure			
UK	1,866	208	3,574
US	113	-	26,900
Total	1,979	208	30,474

3. Finance income

	6 months ended 31 Dec 2008 £'000	6 months ended 31 Dec 2007 £'000	Year ended 30 June 2008 £'000
Interest receivable:			
- On short-term deposits	289	980	480
- On cash and cash equivalents	1,027	522	2,098
Net foreign exchange gains on financing			

activities	6,695	-	-
Total	8,011	1,502	2,578

4. (Loss)/profit per ordinary share

	6 months ended 31 Dec 2008	6 months ended 31 Dec 2007	Year ended 30 June 2008
(Loss)/profit for the period (£'000)	(4,965)	6,170	12,329
Weighted average number of shares ('000)	613,529	446,405	455,649
Basic (loss)/earnings per ordinary share	(0.8)p	1.4p	2.7p

	6 months ended 31 Dec 2008	6 months ended 31 Dec 2007	Year ended 30 June 2008
(Loss)/profit for the period (£'000)	(4,965)	6,170	12,329
Weighted average number of shares ('000)	613,529	446,405	455,649
Adjustments for:			
- share options ('000)	-	16,555	19,269
- deferred consideration shares ('000)	-	-	523
Weighted average number of shares ('000)	613,529	462,960	475,441
Diluted (loss)/earnings per ordinary share	(0.8)p	1.3p	2.6p

In the six months ended 31 December 2008, the Group had no dilutive potential ordinary shares in issue because it was loss making. In prior periods diluted earnings per share consider the effects of potential dilutive shares relating to employee share option schemes and deferred consideration shares.

5. Reclassification

The Directors have reviewed the classification of certain items within the Income Statement and Balance Sheet and believe, in order to aid comparison, it is more appropriate to classify the following differently than was reported in prior periods:

1) Reclassification of expenditure - certain costs were previously included within Administrative Expenses and have been reclassified in Research and Development in order to be consistent with industry sector accounting practices. The impact of the change is to increase Research and Development costs and reduce Administrative expenses by £3,360,000 (6 months to December 2007: an increase of £1,018,000; year ended 30 June 2008: an increase of £3,817,000). Reallocated costs include business development, facilities and a proportion of other overheads directly attributable to Research and Development activities.

2) Reclassification of cash and cash equivalents and short-term deposits - the Group's definition of cash and cash equivalents has been restated to reflect more accurately the underlying substance of the deposits. Historically cash was classified as a deposit when its duration was over 90 days whereas it now includes all cash deposited for three months. The impact of the change is to increase cash and cash equivalents and reduce short-term deposits by £24,517,000 (6 months to 31 December 2007: £8,012,000; year ended 30 June 2008: £23,000,000). The relevant comparatives in the cash flow statement have been amended to reflect these adjustments.

6. Shareholders' funds and statement of changes in shareholders' equity

	Share capital £'000	Share premium £'000	Shares to be issued £'000	Other reserve: retranslation £'000	Other reserve: merger £'000	Profit and loss account £'000	Total £'000
At 1 July 2007	8,795	100,451	-	(1,024)	19,595	(81,538)	46,279
Profit for the period	-	-	-	-	-	6,170	6,170
New share capital issued	2	32	-	-	-	-	34
Share options: value of employee services	-	-	-	-	-	508	508
Foreign exchange adjustments on consolidation	-	-	-	71	-	-	71
At 31 December 2007	8,797	100,483	-	(953)	19,595	(74,860)	53,062

At 1 July 2007	8,795	100,451	-	(1,024)	19,595	(81,538)	46,279
Profit for the year	-	-	-	-	-	12,329	12,329
New share capital issued	1,672	20,158	-	-	19,660	-	41,490
Expenses on share issue taken to share premium	-	(980)	-	-	-	-	(980)
Share capital to be issued	-	-	2,273	-	-	-	2,273
Share options: value of employee services	-	-	-	-	-	1,051	1,051
Foreign exchange adjustments on consolidation	-	-	-	(235)	-	-	(235)
At 30 June 2008	10,467	119,629	2,273	(1,259)	39,255	(68,158)	102,207
At 1 July 2008	10,467	119,629	2,273	(1,259)	39,255	(68,158)	102,207
Loss for the period	-	-	-	-	-	(4,965)	(4,965)
New share capital issued	1	20	-	-	-		21
Share options: value of employee services	-	-	-	-	-	626	626
Foreign exchange adjustments on consolidation	-	-	-	12,484	-	-	12,484
At 31 December 2008	10,468	119,649	2,273	11,225	39,255	(72,497)	110,373

7. Principal risks and uncertainties

The principal risks and uncertainties which could impact the Group's long-term performance remain those detailed on page 14 of the Group's 2008 Annual Report and Financial Statements, a copy of which is available on the Group's website: www.antisoma.com

Statement of Directors' Responsibilities

The Directors confirm that this condensed consolidated interim financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

* an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
* material related party transactions in the first six months and any material changes in the related party transactions described in the last annual report.

The Directors of Antisoma plc are listed in the Antisoma plc Annual Report for 30 June 2008, with the exception of the following change during the period: Eric Dodd was appointed on 3 November 2008 as Chief Financial Officer and Raymond Spencer resigned on 31 December 2008. A list of current Directors is maintained on the Antisoma plc website: www.antisoma.com.

By order of the Board

Glyn Edwards
Chief Executive
13 February 2009

Eric Dodd
Chief Financial Officer
13 February 2009

Independent review report to Antisoma plc

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2008, which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
Uxbridge

Notes:

(a) The maintenance and integrity of the Antisoma plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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REG-Antisoma plc: Director Shareholding

Released: 23/02/2009

Director Shareholding
Antisoma plc
Company Executive Incentive Plan grant
London, UK, and Cambridge, MA: 23 February 2009
Pursuant to the Antisoma plc Executive Incentive Plan, Antisoma plc has granted Performance Share awards over ordinary 1p shares to Directors as follows:

Director	Number of Performance Shares
Glyn Edwards	693,182
Ursula Ney	509,091
Eric Dodd	363,636

Other employees have also been granted Performance Share awards over a total of 2,225,000 shares.
The above Performance Share grant reflects the Company's practice of making biannual awards to qualifying employees following release of the interim and preliminary financial results. The above Directors and certain employees have agreed to pay the employer's National Insurance arising on the exercise of their own options.
The Performance Share awards, which are subject to fulfilment of certain performance and other conditions, have a date of grant of 19 February 2009 and will normally become exercisable for three years, commencing on 19 February 2012. The Performance Shares are exercisable at 1p each.
Mr Edwards, Dr Ney and Mr Dodd, as Directors, notified Antisoma plc of their respective interests in these shares on 19 February 2009.
Enquiries:
Alison Saville, Communications Executive +44 (0)20 3249 2100
Antisoma plc
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REG-Antisoma plc: Total Voting Rights

Released: 02/03/2009

Total Voting Rights

02 March 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 614,115,468 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury. Therefore, the total number of voting rights in Antisoma is 614,115,468.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.

Enquiries:

Chris Elston, Communications Manager
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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REG-Antisoma plc: Phase III development of ASA404 in lung cancer extended to Japan

Released: 25/03/2009

Phase III development of ASA404 in lung cancer extended to Japan
London, UK, and Cambridge, MA, 25 March 2009 - Antisoma plc (LSE:ASM; USOTC:ATSMY) announces that ATTRACT-1, the Novartis phase III trial evaluating ASA404 as a first-line treatment for non-small cell lung cancer, is now enrolling patients in Japan. ATTRACT-1 has been enrolling patients in a variety of other countries since it began in April 2008. Extension of the trial to Japan follows the successful completion of a phase I study evaluating the safety of ASA404 in Japanese lung cancer patients.
Glyn Edwards, Antisoma's CEO, said "We're pleased that Japanese lung cancer patients can now participate in this key phase III trial of ASA404. This is an important step towards a potential application to market the drug in Japan."

Enquiries:
Daniel Elger, VP, Marketing & Communications +44 (0)7909 915 068
Antisoma plc
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications
Brian Korb +1 646 378 2923
The Trout Group

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About NSCLC

Lung cancer is the number one cause of cancer death for both men and women worldwide, with 1.2 million new cases per year and 921,000 deaths. Around 85-90% of all lung cancer cases are NSCLC. In Japan, there are approximately 66,000 new cases and 56,000 deaths per year from lung cancer.

About ASA404

ASA404 (DMXAA) is a small-molecule Tumour-Vascular Disrupting Agent (Tumour-VDA) which selectively disrupts tumour blood vessels, generating tumour death (necrosis) due to the resulting lack of blood flow in the tumour. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. In a randomised phase II study in non-small cell lung cancer (NSCLC), addition of ASA404 to standard first-line chemotherapy was associated with a five month improvement in median survival. Worldwide rights to ASA404 were licensed to Novartis AG in April 2007. In addition to the ATTRACT-1 phase III trial testing ASA404 as a first-line treatment for NSCLC, Novartis is conducting a phase III trial of ASA404 as a second-line treatment for NSCLC and plans to evaluate the drug in patients with metastatic breast cancer.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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REG-Antisoma plc: Total Voting Rights

Released: 01/04/2009

Total Voting Rights
01 April 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 614,115,468 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury. Therefore, the total number of voting rights in Antisoma is 614,115,468.
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.
Enquiries:
Alison Saville, Communications Executive
Antisoma plc
+44 (0)20 3249 2100
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
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REG-Antisoma plc: Payment of Directors' Fees in Shares

Released: 08/04/2009

Payment of Directors' Fees in Shares

8 April 2009, London, UK: Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that two Non-Executive Directors of Antisoma have taken all or part of their fees for the quarter ended 31 March 2009 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.

The new ordinary shares were issued at a price of 26.5 pence per share, this being the mid-market closing price on the last trading day of the quarter (31 March 2009). The relevant Directors have agreed not to dispose of the shares allotted for a minimum period of one year.

The allotment and total holdings following this allotment are shown below.

Director	Allotted 8 April 2009	Total holding	Percentage of issued ordinary shares
Michael Pappas	14,151	887,184	0.14%
Michael Lewis	28,302	98,190	0.02%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 614,309,916.

The new ordinary shares will rank pari passu with the Company's existing ordinary shares.

Enquiries:

Alison Saville, Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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REG-Antisoma plc: Block listing Interim Review

Released: 14/04/2009

Block listing Interim Review
Date: 14 April 2009
Name of applicant: Antisoma plc
Name of scheme: Antisoma Company Share Option Plan

Period of return | From: 13 Oct 08 | To: 13 Apr 09	
Balance of unallotted securities under scheme(s) from previous return:	10,758,219
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	534,991
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	10,223,228
Period of return | From: 13 Apr 08 | To: 13 Oct 08	
Balance of unallotted securities under scheme(s) from previous return:	10,820,481
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	62,262
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	10,758,219
Period of return | From: 13 Oct 07 | To: 13 Apr 08	
Balance of unallotted securities under scheme(s) from previous return:	11,078,820
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	258,339
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	10,820,481
Period of return | From: 13 Apr 07 | To: 13 Oct 07	
Balance of unallotted securities under scheme(s) from previous return:	12,312,799
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	1,233,979
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	11,078,820
Period of return | From: 13 Oct 06 | To: 13 Apr 07	
Balance of unallotted securities under scheme(s) from previous return:	12,312,799
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	12,312,799
Period of return | From: 13 Apr 06 | To: 13 Oct 06	
Balance of unallotted securities under scheme(s) from previous return:	12,625,804
Less: Number of securities issued/allotted under	313,005

scheme(s) during period (see LR3.5.7G):	
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	12,312,799
Period of return | From: | 13 Oct 05 | To: | 13 Apr 06	
Balance of unallotted securities under scheme(s) from previous return:	14,629,844
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	2,004,040
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	12,625,804

All shares are Ordinary shares of 1p each
The total number of ordinary shares in the Company in issue and admitted to the Official List is
614,309,916.

Enquiries:

Alison Saville, Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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REG-Antisoma plc: Data on three Antisoma drugs presented at AACR meeting

Released: 20/04/2009

Data on three Antisoma drugs presented at AACR meeting
Data on three Antisoma drugs presented at AACR meeting
London, UK, Cambridge, MA, and Denver, CO, 20 April 2009 - Antisoma plc (LSE:ASM; USOTC:ATSMY) announces that new data supporting three of its drugs are reported in five presentations being given this week at the centennial meeting of the American Association for Cancer Research in Denver, Colorado.

Two presentations report positive data from animal tumour studies where ASA404 was given in combination with targeted therapies from the pipeline of Novartis, Antisoma's partner for ASA404. These therapies are RAD001, an mTOR inhibitor recently approved by the US Food and Drug Administration (FDA) under the brand name Afinitor# (everolimus) tablets for patients with advanced renal cell carcinoma after failure of treatment with sunitinib or sorafenib; and patupilone, a novel non-taxane microtubule stabilising agent in phase III trials for ovarian cancer and in earlier-stage trials in other settings.

The other three presentations report new data on the mechanisms by which ASA404, AS1413 and AS1411 exert their anti-cancer effects.

Dr Ursula Ney, Antisoma's Chief Operating Officer, said: "The AACR presentations illustrate the breadth of work being undertaken to explore the potential of our drugs. Of particular interest are the preclinical findings supporting potential new combinations of ASA404 with targeted therapies in lung and renal cancers."

Details of the AACR presentations are included below. The abstracts are available on the AACR website at www.aacr.org.

Enquiries:
Glyn Edwards, CEO
Daniel Elger, VP, Marketing & Communications +44 (0)7909 915 068
Antisoma plc
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications
Brian Korb +1 646 378 2923
The Trout Group

Details of the AACR presentations

Improvement in efficacy and tolerability over carboplatin and paclitaxel with the triple combination of carboplatin, ASA404 and patupilone (EPO906) in an in vivo NSCLC model
S Ferretti, M Berger, DB Evans, PM McSheehy
Oral presentation in a Minisymposium session
Session ID: Experimental and Molecular Therapeutics 45
Session Date and Time: Wednesday, April 22, 2009, 8:30 AM
Abstract Number: 5648

Preclinical testing of a vascular disrupting agent in combination to an mTOR inhibitor in renal cell carcinoma models
Preeti Shah, Georges Ndikuyeze, Hans Hammers, Roberto Pili
Session ID: Tumor Biology 25
Session Date and Time: Monday, April 20, 2009, 1:00 PM
Location: Hall B-F, Poster Section 10
Abstract Number: 2328

The anti-tumor agent, DMXAA, activates p38 map kinase which is involved in proinflammatory cytokine production in murine macrophages
Jing Sun, Zvi G. Fridlender, Luana P.L. Pereira, Guanjun Cheng, Lai-Ming Ching and Steven M. Albelda
Session ID: Experimental and Molecular Therapeutics 32
Session Date and Time: Tuesday, April 21, 2009, 1:00 PM
Location: Hall B-F, Poster Section 34
Abstract Number: 4623

Amonafide (AS1413) intercalates into DNA and is a unique inhibitor of DNA topoisomerase II
Yoko Otake, MyDoanh Chau, Robert L. Capizzi and Daniel Fernandes
Session ID: Experimental and Molecular Therapeutics 5
Session Date and Time: Sunday, April 19, 2009, 1:00 PM
Location: Hall B-F, Poster Section 33
Abstract Number: 1700
Plasma membrane nucleolin is a receptor for the anticancer aptamer AS1411 in MV4-11 leukemia cells
Li Wang, Vijayalakshmi Sridharan, Sridharan Soundararajan, Robert Stuart, Fiona McLaughlin, Nigel Courtenay-Luck and Daniel Fernandes
Session ID: Experimental and Molecular Therapeutics 2
Session Date and Time: Sunday, April 19, 2009, 8:00 AM
Location: Hall B-F, Poster Section 36
Abstract Number: 842

About ASA404

ASA404 (DMXAA) is a small-molecule Tumour-Vascular Disrupting Agent (Tumour-VDA) that selectively disrupts tumour blood vessels, generating tumour death (necrosis) due to the resulting lack of blood flow in the tumour. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. In a randomised phase II study in non-small cell lung cancer (NSCLC), addition of ASA404 to standard first-line chemotherapy was associated with a five month improvement in median survival. Worldwide rights to ASA404 were licensed to Novartis AG in April 2007. Novartis is currently investigating ASA404 in two pivotal phase III trials: ATTRACT-1, which is testing ASA404 as a first-line treatment for advanced NSCLC; and ATTRACT-2, which is testing ASA404 as a second-line treatment for advanced NSCLC. There are also plans to evaluate the drug in patients with metastatic breast cancer.

About AS1413

AS1413 (amonafide L-malate) is a DNA intercalator that induces apoptotic signalling by blocking Topoisomerase II binding to DNA. This differs from the action of classical Topoisomerase II inhibitors, which induce apoptosis by causing extensive DNA damage. A further distinctive feature of AS1413 is its ability to evade Pgp and related transporters responsible for multi-drug resistance (MDR). Patients with secondary AML often have multi-drug resistant disease. AS1413 was added to Antisoma's pipeline through the acquisition of Xanthus Pharmaceuticals, Inc. in June 2008. In an 88-patient phase II trial, the combination of AS1413 and cytarabine produced a 38.6% CR rate in patients with secondary AML. The same regimen is now being compared with daunorubicin plus cytarabine in a pivotal randomised phase III trial, ACCEDE, being conducted under an SPA from the US Food and Drug Administration.

About AS1411

AS1411 is a DNA aptamer. Aptamers are short pieces of DNA or RNA that assume a specific three-dimensional shape capable of highly specific targeting. AS1411 binds to nucleolin, a protein expressed in the nucleus of all cells but which in cancer cells is also found on the cell surface. When AS1411 binds to nucleolin on cancer cells, it is internalised and causes apoptosis through interference with various functions of nucleolin. AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in February 2005. A 30-patient phase I trial provided evidence for activity of AS1411 monotherapy. Initial data from a randomised phase II trial combining AS1411 with cytarabine in patients with AML have provided further evidence of activity; final data from this trial are expected during the second quarter of 2009. A separate phase II trial is ongoing in patients with renal cancer.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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REG-Antisoma plc: Total voting rights

Released: 01/05/2009

Total voting rights
01 May 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 614,272,121 ordinary shares with voting rights.
Antisoma does not hold any ordinary shares in Treasury.
Therefore, the total number of voting rights in Antisoma is 614,272,121.
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.
Enquiries:
Alison Saville, Communications Executive
Antisoma plc
+44 (0)20 3249 2100
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
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REG-Antisoma plc: Antisoma Interim Management Statement

Released: 07/05/2009

Antisoma Interim Management Statement
London, UK, and Cambridge, MA: 7 May 2009 - Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today publishes its Interim Management Statement for the period from 1 January to 6 May 2009.
Antisoma's CEO, Glyn Edwards, said: "Our goal is to become a company that not only develops but also commercialises novel cancer treatments. We have two drugs, ASA404 and AS1413, that are now well into pivotal phase III trials designed to support marketing applications. We will also be presenting phase II results for a third drug, AS1411, at the ASCO meeting later this month."
Eric Dodd, Antisoma's CFO, added: "We already have funds to support product development through mid-2010, but in the next two months we expect to extend this significantly through a deal to divest our FDA-approved drug, oral fludarabine. Following the deal, we expect to have funds to support all our priority programmes through mid-2011, well past the time when we expect key phase III results for ASA404 and AS1413."
Joint Chairman and CEO's statement
ASA404 - potential blockbuster being developed by Novartis
Our Tumour-Vascular Disrupting Agent, ASA404, is being developed by Novartis following our worldwide licensing deal in 2007. The drug is in two pivotal phase III studies in non-small cell lung cancer: 'ATTRACT-1' is evaluating ASA404 in previously untreated patients, while 'ATTRACT-2' is testing ASA404 in patients who have received a previous round of treatment with other drugs. These large studies are recruiting around 2,000 patients across the world. It is anticipated that data from ATTRACT-1 will be available to support regulatory filings in 2011 and that the ATTRACT-2 study will be completed during 2011.
Novartis recently decided to extend investigation of ASA404 to patients with metastatic breast cancer, another major cancer indication. More details of the clinical trials programme in breast cancer will be announced when available.
Since ASA404 is being developed as a treatment for some of the most common cancers, it has the potential to achieve blockbuster levels of sales. This would generate substantial royalty payments to Antisoma. We have an option to co-commercialise ASA404 in the United States.
AS1413 - building towards US commercialisation
AS1413 is a novel chemotherapy drug that evades multi-drug-resistance mechanisms which contribute to the failure of chemotherapy treatments in some cancer settings. We are developing this drug independently with the intention of selling the drug ourselves in the US while seeking partnerships for commercialisation in other territories.
AS1413 is in a phase III trial ("ACCEDE") for secondary acute myeloid leukaemia (secondary AML), where multi-drug resistance is common and outcomes with existing treatments are poor. This trial is being conducted under a Special Protocol Assessment from the US Food and Drug Administration. It is expected to report data in late 2010 or early 2011.
There are currently no drugs licensed specifically for the treatment of secondary AML, and we estimate that AS1413 could achieve sales running into hundreds of millions of dollars worldwide.
AS1411 - AML phase II data to be presented at ASCO
Our aptamer drug, AS1411, is in two phase II studies - one in AML and one in renal cancer. In December we reported promising interim findings from the AML trial. Final data from this trial will be presented at the ASCO (American Society of Clinical Oncology) Annual Meeting later this month. An abstract including interim data will be available on the ASCO website (www.asco.org) from 14 May, while the full data will be made available at the time of the meeting presentation on 29 May. We have now completed recruitment of patients into the phase II trial of AS1411 in renal cancer. Initial data from this trial will be available later this year, with final data in 2010.
AS1402 - recruitment completed in phase II breast cancer study
We have now completed recruitment into a 110-patient randomised phase II trial of our antibody drug AS1402. Treatment and follow-up of patients are ongoing, and results of the trial will be available next year.
AS1409 - phase I data to be presented at ASCO
Our antibody-cytokine fusion protein, AS1409, is being evaluated in a phase I trial in patients with malignant melanoma or renal cancer.

Data from this trial will also be presented at the ASCO meeting; an abstract will be available on the ASCO website from 14 May and full data will be presented at the meeting.

Maintaining a strong cash position

We reported in our interim financial results that we had GBP 52.7 million at the end of December 2008, which is sufficient to support all our priority programmes until mid-2010. We expect that the deal to divest oral fludarabine will enable the Company to be funded through mid-2011, comfortably beyond the expected timing of key phase III data on ASA404 and AS1413.

Outlook

We expect to divest oral fludarabine before the end of June. We also anticipate a cascade of clinical data, starting with the AS1411 AML and AS1409 data being presented at ASCO. This will continue later in 2009 with the first data from our phase II trial of AS1411 in renal cancer, followed during 2010 by final data from this trial and phase II data on AS1402 in breast cancer. Looking a little further ahead, we look forward to the conclusion of three phase III trials, on ASA404 and AS1413, during the period from late 2010 through 2011.

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications   +44 (0) 7909 915068
Antisoma plc
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich   +44 (0)20 7466 5000
Buchanan Communications
Brian Korb   +1 646 378 2923
The Trout Group

This Interim Management Statement is published in accordance with the UK Listing Authority's Disclosure Rules and Transparency Rules, in respect of the period from 1 January 2009 to 6 May 2009.

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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REG-Antisoma plc: Antisoma sells oral fludarabine to sanofi-aventis U.S. for USD 65 million

Released: 12/05/2009

Antisoma sells oral fludarabine to sanofi-aventis U.S. for USD 65 million
London, UK, and Cambridge, MA: 12 May 2009 Antisoma plc (LSE: ASM; US OTC: ATSMY) today announces that it has sold the US rights to oral fludarabine, its FDA-approved treatment for chronic lymphocytic leukaemia (CLL), to sanofi-aventis U.S. in exchange for an immediate cash payment of USD 60 million (approximately GBP 40 million) and further payments totalling USD 5 million.
Glyn Edwards, CEO of Antisoma, said: "The sale of oral fludarabine roughly doubles our cash resources, and will enable us to pursue all our priority programmes until at least mid-2011, which is well beyond when we expect key phase III results for our leading products, ASA404 and AS1413."
Enquiries:

Glyn Edwards, CEO
Daniel Elger, VP, Marketing & Communications +44 (0)7909 915 068
Antisoma plc
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications
Brian Korb +1 646 378 2923
The Trout Group

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company focused on the development and commercialisation of novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

About oral fludarabine
Oral fludarabine is an orally administered tablet formulation of fludarabine phosphate, a drug widely used as a treatment for CLL. Oral fludarabine was added to Antisoma's portfolio through the acquisition of Xanthus Pharmaceuticals, Inc. in June 2008. Xanthus had licensed exclusive US rights to oral fludarabine from Schering AG (now Bayer Schering Pharma AG) in September 2006 in return for an upfront payment, milestones and royalties. Oral fludarabine was approved by the FDA (US Food and Drug Administration) in December 2008 as a second-line treatment for CLL.

Background and reasons for the sale of oral fludarabine
Antisoma has seven drugs at various stages of development. Among these are two drugs, ASA404 and AS1413, in phase III, or final-stage, testing. The Directors believe that both of these drugs have significant sales potential and that, should either be approved for sale in major markets, the Company would be able to achieve its primary goal of becoming a sustainable business based on recurring income from product sales.
Antisoma's highest priority is therefore the delivery of phase III data and marketing applications for ASA404 and AS1413. Novartis (Antisoma's partner for ASA404) has indicated that key phase III data on ASA404 are anticipated to be available to support marketing applications in 2011. Data from the phase III trial of AS1413 are expected in late 2010 or early 2011.
Antisoma had cash and liquid resources of GBP 52.7 million as at 31 December 2008 and indicated in its interim results published in February 2009 that this would fund its operations through mid-2010. By disposing of oral fludarabine, the Company has extended its cash resources until at least mid-2011, beyond the time when data are expected from the key phase III studies of ASA404 and AS1413. The Directors believe that it was highly desirable to remove any potential funding shortfall up to these phase III results and that

the Company will now have an increased likelihood of successfully executing its business strategy.

Details of the sale transaction and expected use of proceeds

Sanofi-aventis U.S. will pay Antisoma a total of USD 65 million (approximately GBP 43 million); USD 60 million is due immediately and five further payments of USD 1 million will be made on each of the first five anniversaries of the signature of the sale agreement provided that oral fludarabine can still be sold in the United States without generic competition on each such anniversary. Sanofi-aventis will be liable for all future royalty payments and payments for manufactured product.

The Directors currently expect to use the immediate proceeds of the sale, amounting to USD 60 million (approximately GBP 40 million), to pursue development of the Company's clinical-stage assets and preclinical portfolio, and for general corporate purposes. Deferred proceeds (totalling USD 5 million) will be used in line with business needs at the time of receipt.

The carrying value of the intangible assets of oral fludarabine at 31 December 2008 was GBP 8,750,000. The losses attributable to the assets of oral fludarabine for the six months ended 31 December 2008 were GBP 183,000.

ENDS

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REG-Antisoma plc: Phase II trial of ASA404 published in Lung Cancer

Released: 21/05/2009

Phase II trial of ASA404 published in Lung Cancer
London, UK, and Cambridge, MA: 21 May 2009 - Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that the journal Lung Cancer has published the results of a single-arm phase II trial of ASA404 in non-small cell lung cancer (NSCLC). The trial included patients with both major histological forms of NSCLC: squamous and non-squamous. Positive data from this trial supported the progress of ASA404 into phase III trials in patients with NSCLC of all histologies.

ASA404 is a Tumour-Vascular Disrupting Agent (Tumour-VDA) that destroys tumours by selectively collapsing the tumour blood vessels on which they depend to survive and grow. A randomised phase II trial of ASA404 in patients with previously untreated, advanced NSCLC was published recently in the British Journal of Cancer. In that trial, addition of ASA404 at 1200 mg/m² to standard chemotherapy was generally well tolerated in both squamous and non-squamous patients. The combination of ASA404 and chemotherapy produced a median survival of 14.0 months compared with 8.8 months in patients receiving chemotherapy alone.

In the newly published trial, a further 30 similar patients with NSCLC received standard chemotherapy plus ASA404 at a higher dose of 1800 mg/m². Median survival was 14.9 months, corroborating the findings from the randomised study.

Favourable efficacy findings together with the acceptable safety profile seen in this study led to the selection of the 1800 mg/m² dose for phase III studies of ASA404 in NSCLC.

Two phase III trials are currently being conducted by Novartis, with whom Antisoma signed a worldwide development and commercialisation deal for ASA404 in April 2007: ATTRACT-1 is evaluating ASA404 in previously untreated NSCLC patients, while ATTRACT-2 is testing ASA404 in patients who have received a previous round of treatment with other drugs.

Enquiries:

Glyn Edwards, CEO	
Daniel Elger, VP Marketing & Communications	+44 (0)7909 915 068
Antisoma plc	
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich	+44 (0)20 7466 5000
Buchanan Communications	
Seth Lewis	+1 617 583 1308
The Trout Group	

Except for the historical information presented, certain matters discussed in this announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes for Editors:

About the single-arm phase II trial of ASA404 1800 mg/m² in NSCLC

This was a single-arm trial that enrolled patients receiving first-line chemotherapy treatment for stage IIIb or IV NSCLC. Thirty patients received up to 6 cycles of standard therapy (carboplatin AUC 6 mg/mL*min and paclitaxel 175 mg/m²) plus ASA404 1800 mg/m². The trial was conducted at hospitals in New Zealand, Germany and Australia that had also participated in a previous randomised, controlled study comparing standard therapy plus ASA404 1200 mg/m²with standard therapy alone.

Key results reported in the Lung Cancer publication are as follows:

* Tumour response rate by independent assessment was 37.9%. In the previous randomised study, response rates were 31.3% in the ASA404 1200 group (ASA404 1200mg/m²plus standard chemotherapy) and 22.2% in the standard therapy group (standard chemotherapy alone, as detailed above).
* Median time to tumour progression (TTP) was 5.5 months by investigator assessment. In the previous randomised study, TTP was 5.4 months in the ASA404 1200 group and 4.4 months in the standard therapy group.
* Median survival was 14.9 months. In the previous randomised

study, median survival times were 14.0 months in the ASA404 1200 group and 8.8 months in the standard therapy group.

* Addition of ASA404 1800 mg/m²to chemotherapy was generally well tolerated. As in the previous randomised study, there was no evidence for a difference in safety profile between patients with squamous and non-squamous histology.

The reference for the paper, which is in press and has been e-published ahead of printing, is: McKeage MJ, et al. Phase II study of ASA404 (vadimezan, 5,6-dimethylxanthenone-4-acetic acid/DMXAA) 1800 mg/m²combined with carboplatin and paclitaxel in previously untreated advanced non-small cell lung cancer. Lung Cancer 2009, doi:10.1016/j.lungcan.2009.03.027

About ASA404

ASA404 (vadimezan, formerly known as DMXAA and AS1404) is a small-molecule Tumour-Vascular Disrupting Agent (Tumour-VDA) which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. Worldwide rights to the drug were licensed to Novartis AG in April 2007. In addition to ongoing phase III studies in NSCLC, Novartis recently decided to extend investigation of ASA404 to patients with metastatic breast cancer.

About NSCLC

Lung cancer is the biggest cause of cancer death for both men and women worldwide, with 1.2 million new cases per year and around 920,000 deaths. Around 85-90% of all lung cancer cases are NSCLC.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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REG-Antisoma plc: Antisoma to advance AS1411 in AML based on positive phase II data presented at ASCO

Released: 29/05/2009

Antisoma to advance AS1411 in AML based on positive phase II data presented at ASCO

London, UK, Cambridge, MA, and Orlando, FL: 29 May 2009 - Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that it plans to advance the development of AS1411 in AML (acute myeloid leukaemia) based on positive data from a phase II study in relapsed and refractory AML presented today at the American Society of Clinical Oncology (ASCO) meeting in Orlando.

AS1411 belongs to a new type of drug called aptamers. These drugs are short pieces of DNA or RNA that fold into three-dimensional structures capable of targeting particular proteins. AS1411 is a DNA aptamer that targets nucleolin, a protein found on the surface of cancer cells. The AS1411 phase II study in AML was the first randomised controlled trial to test an aptamer as a treatment for cancer.

A broad spectrum of AML patients were allowed to participate in the trial, but all had disease that had proved non-responsive (refractory) to prior treatments or had relapsed after one or more previous therapies. Given these requirements, many of the patients had a very poor prognosis.

Patients were assigned randomly to three treatment groups. A control group was treated with high-dose cytarabine, a standard chemotherapy treatment for relapsed and refractory AML. The other two groups received high-dose cytarabine combined with either 10 or 40 mg/kg/day AS1411.

The response rate in the cytarabine control group was 5% (1/19) patients. By contrast, response rates in the groups receiving 10 or 40 mg/kg/day AS1411 with cytarabine were 21% (4/19 patients) and 19% (4/21) patients, respectively.

Addition of AS1411 to high-dose cytarabine was well tolerated at both the 10 and 40 mg/kg/day doses. Most of the side-effects observed were those typically associated with cytarabine treatment.

Commenting on the findings, Dr Robert Stuart of the Medical University of South Carolina, Principal Investigator in the phase II trial and presenter of the data at the ASCO meeting, said: "These findings, seen in a very poor prognosis group of leukaemia patients, are very promising, and encourage us to go forward and further define the potential for AS1411 as a new treatment option for patients with AML."

Glyn Edwards, Antisoma's CEO added: "With these positive results, we have a good basis on which to progress AS1411 in AML. We are working with leading experts in the field to identify the best approach to further development and ensure we make the most of this exciting opportunity."

It is anticipated that Antisoma will carry out a programme of phase IIb trials to optimise the choice of patient population and design for future pivotal studies of AS1411 in AML.

A separate phase II trial of AS1411 in renal cancer recently completed patient recruitment and is expected to report initial data later this year.

A copy of the poster presented at the ASCO meeting is available on the Antisoma website at www.antisoma.com/asm/products/as1411

Enquiries:

Antisoma plc:
Glyn Edwards, CEO
Daniel Elger, VP Marketing & Communications
(In Orlando) +44 (0) 7909 915 068
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications
Brian Korb +1 646 378 2923
The Trout Group

Except for the historical information presented, certain matters discussed in this announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and

regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About AML (acute myeloid leukaemia)

AML is a type of cancer in which the bone marrow makes abnormal and immature blood cells, eventually leading to bone marrow failure. The American Cancer Society estimates that there will be over 13,000 new cases of AML diagnosed this year in the US alone.

About AS1411

AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in 2005.

AS1411 belongs to a new type of drugs called aptamers. These are short pieces of DNA or RNA that fold into three-dimensional structures capable of targeting particular proteins. AS1411 is a DNA aptamer that binds to nucleolin, a protein expressed in the nucleus of all cells but which in cancer cells is also exposed on the cell surface, providing a basis for specific targeting by AS1411. When AS1411 binds to nucleolin on cancer cells, it is internalised and causes apoptosis through interference with various functions of nucleolin.

A 30-patient phase I trial provided evidence for activity of AS1411 monotherapy. Among 12 patients with renal cancer, two showed objective responses and nine had a best overall response of stable disease. No serious adverse events related to treatment were observed.

Two phase II trials have been conducted with AS1411: the AML study described here and a study in renal cancer, which is ongoing.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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REG-Antisoma plc: Antisoma's AS1409 shows anti-cancer activity in phase I trial

Released: 31/05/2009

Antisoma's AS1409 shows anti-cancer activity in phase I trial
London, UK, and Cambridge, MA: 31 May 2009 - Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces positive findings from a phase I trial of its antibody-cytokine fusion drug, AS1409. The trial identified a well-tolerated dose of AS1409 at which biomarker activation, clinical improvement and objective radiological evidence of anti-cancer activity were seen. Two patients with malignant melanoma showed substantial tumour shrinkage. These findings are presented today at the American Society of Clinical Oncology (ASCO) meeting in Orlando by Dr James Spicer of Guys and St Thomas' Hospital, London, UK, a leading investigator in the trial.
AS1409 is a fusion protein that combines the anti-tumour cytokine IL-12 with a tumour-targeting antibody. Systemic IL-12 has shown promising signs of activity in renal cancer and melanoma, but in the absence of a targeting strategy it has significant, treatment-limiting side-effects. The aim in developing AS1409 is to focus the activity of IL-12 at tumour sites whilst minimising effects on other tissues.
Dr Spicer said: "The phase I findings provide validation for the idea of targeting the delivery of IL-12 to tumours using an antibody. AS1409 has shown evidence of anti-cancer activity without the serious side-effects seen with untargeted IL-12."
Dr Gary Acton, Antisoma's Chief Medical Officer, added: "AS1409 is a highly innovative drug, which warrants further evaluation to build on these initial promising findings in patients with advanced cancer."
Additional details of the findings are available in the poster presented at ASCO, which can be found at
www.antisoma.com/asm/products/as1409
Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications
Antisoma plc
+44 (0)7909 915 068
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications
+44 (0)20 7466 5000
Brian Korb
The Trout Group
+1 646 378 2923
Except for the historical information presented, certain matters discussed in this announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.
About the phase I trial of AS1409
The phase I trial of AS1409 was a dose-escalating study that enrolled eleven patients with malignant melanoma and two with renal cell carcinoma (kidney cancer). The main side-effects seen were flu-like symptoms. The maximum tolerated dose was identified as 15 µg/kg. Dose-limiting toxicities were observed at 25 µg/kg: these were transaminase elevation, fatigue and haemolytic anaemia. Severe interleukin-related side effects like those seen with untargeted IL-12 were not recorded. One patient with melanoma treated at 15 µg/kg experienced a partial response as measured by RECIST (Response Evaluation Criteria in Solid Tumors). Four melanoma patients experienced disease stabilisation, one of whom went on to experience tumour reduction that continued ten months later. In total, five out of nine evaluable patients with melanoma experienced some decrease in tumour burden (sum of largest diameters of target lesions) during the study.
About AS1409
AS1409 was originally developed through a collaboration between Antisoma and EMD-Lexigen, now a part of Merck-Serono. The tumour-targeting antibody used in AS1409 binds to a protein found around blood vessels in many types of cancer, including breast,

colorectal, lung, and prostate, as well as renal cancer and melanoma. The drug therefore has potential in a variety of cancer settings.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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REG-Antisoma plc: Total voting rights

Released: 02/06/2009

Total voting rights
02 June 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 614,451,544 ordinary shares with voting rights.
Antisoma does not hold any ordinary shares in Treasury.
Therefore, the total number of voting rights in Antisoma is 614,451,544.
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.
Enquiries:
Alison Saville, Communications Executive
Antisoma plc
+44 (0)20 3249 2100
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
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REG-Antisoma plc: Holdings in Antisoma

Released: 03/06/2009

Holdings in Antisoma
3 June 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM;USOTC: ATSMY) has received notification that, following an acquisition of ordinary shares, Stichting Pensioenfonds ABP has an interest in 18,750,000 ordinary shares of 1p each in Antisoma, representing approximately 3.05% of Antisoma's current issued ordinary share capital.

Enquiries:
Chris Elston
Communications Manager
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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REG-Antisoma plc: Antisoma to present at 8th Annual Needham Life Sciences Conference in New York

Released: 05/06/2009

Antisoma to present at 8th Annual Needham Life Sciences Conference in New York

5 June 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive, Glyn Edwards, will be presenting at the 8th Annual Needham Life Sciences Conference in New York on Wednesday Jun 10th at 08:30am EDT/13:30pm BST.

A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Daniel Elger
VP, Marketing & Communications
Antisoma plc
+44 7909 915 068

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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